For Immediate Release
                                                                                    December 2, 2004

GIBRALTAR INDUSTRIES PROMOTES HENNING KORNBREKKE
TO PRESIDENT AND CHIEF OPERATING OFFICER

            BUFFALO, NEW YORK (December 2, 2004) - Gibraltar (Nasdaq: ROCK) today announced that Henning Kornbrekke, the Company's President, has been promoted and named President and Chief Operating Officer, effective immediately.

             Kornbrekke became Gibraltar's President on January 1, 2004, and before that had been President of Gibraltar's Building Products Group since joining the Company in January 2002. Prior to joining Gibraltar, he served as Chief Executive Officer of a division of Rexam, PLC, a UK-based worldwide packaging company with annual sales of $4 billion. Before that, he was President and General Manager of the hardware division of The Stanley Works.

             Over the course of his career, Kornbrekke - who has a bachelor's degree in engineering from Farleigh Dickinson and an MS in business from Rensselaer Polytechnic Institute - has worked in the engineering, sales and marketing, and administrative areas at many leading consumer products companies.

             "In his first year as our President, Henning helped drive Gibraltar to its best-ever performance, as we are poised to generate the highest sales, earnings, and margins in the Company's history in 2004. Even more importantly, Henning helped refine the structure and systems that are necessary to ensure our continued growth and success as we move toward our goals of annual sales of $2 billion and annual net income of $100 million by 2009, or sooner," said Brian J. Lipke, Gibraltar's Chairman and Chief Executive Officer.

             "Henning's background and depth of operating experience - coupled with his familiarity with the processes and procedures that successful multi-billion-dollar corporations use to manage and strategically grow their businesses, along with his international business experience - made him the ideal candidate to become Gibraltar's President and now Chief Operating Officer," said Mr. Lipke.

             "His expanded role will include responsibility for all day-to-day activities of the Company, along with greater involvement in all strategic areas of activity," said Mr. Lipke.

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Gibraltar Industries Promotes Henning Kornbrekke to President and Chief Operating Officer
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Gibraltar Industries is a leading manufacturer, processor, and distributor of metals and other engineered materials for the building products, vehicular, and other industrial markets. The Company serves approximately 10,000 customers in a variety of industries in all 50 states, Canada, Mexico, Europe, Asia, and Central and South America, and is approaching $1 billion in annual sales. It has approximately 4,000 employees and operates 75 facilities in 26 states, Canada, and Mexico.

             Information contained in this release, other than historical information, should be considered forward-looking, and may be subject to a number of risk factors, including: the impact of the availability and the effects of changing steel prices on the Company's results of operations; changing demand for the Company's products and services; risks associated with the integration of acquisitions; and changes in interest or tax rates.

Editor's note: a photo of Mr. Kornbrekke is available on Gibraltar's Web site, at http://www.gibraltar1.com/pictures.cfm.

CONTACT: Kenneth P. Houseknecht, Vice President of Communications and Investor Relations, at 716/826-6500, khouseknecht@gibraltar1.com.

Gibraltar's news releases, along with comprehensive information about the Company, are available on the Internet, at www.gibraltar1.com.